UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

ERC Communities 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

650 East Bloomingdale Ave. Brandon, Florida 33511
(Full mailing address of executive offices)

(813) 621-5000

(Issuer’s telephone number, including area code)

In this semi-annual report, the term “ERC Communities,” “ERC Communities 1,” “ERC 1,” “we,” “us” “our” or “the company” refers to ERC Communities 1, Inc., (f/k/a “ERC Homebuilders 1, Inc.) a Delaware corporation and its subsidiary ERC Zephyrhills, LLC (“ERC Zephyrhills”).

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

SUMMARY

Overview

ERC Communities 1, Inc., is an early-stage company devoted to the development of residential real estate in the Florida area of the United States. ERC Communities, 1 was incorporated in Delaware on October 24, 2018, as ERC Home Builders South Florida, Inc. On February 19, 2019, the company changed its name to ERC Homebuilders 1, Inc., and then subsequently changed its name to ERC Communities 1, Inc. on December 3, 2021. ERC Communities 1 is a subsidiary of ERC Communities, Inc. f/k/a ERC Home Builders, Inc. (“ERC Parent”). ERC Communities 1 is currently the only operating subsidiary of ERC Parent.

ERC Communities 1 aims to develop manufactured home rental communities (“MHR”) in Florida and then expand to other state specific locations in the United States. These communities are also often referred to as “Built for Rent” communities. The company will purchase the land and manage the zoning, entitlement, design, construction and operation of the planned developments. The company intends to focus on manufactured homes that are approximately 1,375 square feet, three bedrooms, and two bathrooms.

As of October 28, 2024, ERC Communities 1 has one wholly owned subsidiary, ERC Zephyrhills, LLC (“ERC Zephyrhills”), a Florida limited liability. ERC Zephyrhills owns three parcels of land for development: (i) a 60-unit development site in Zephyrhills, Florida (“ERC Zephyrhills 1”) acquired in August 2020, (ii) a 60-unit site adjacent to the existing site (“ERC Zephyrhills 2”) was acquired in September 2022 and (iii) an additional 65-unit site adjacent to the existing sites (“ERC Zephyrhills 3”) was acquired in July 2023. The company is not currently profitable.

Below are approximate statistics related to each property that the company owns as of October 28, 2024.

STATISTICS	ERC ZEPHYRHILLS 1	ERC ZEPHYRHILLS 2	ERC ZEPHYRHILLS 3
PROPERTY INFORMATION
Purchase Price	$750,000	$650,000	$550,000
Development Costs	Approximately $15,000,000	Approximately $13,500,000	Approximately $13,500,000
Funding	ERC Zephyrhills has secured: • A $1,200,000 mortgage loan at 11.75% interest rate has been secured by Zephyrhills 1 and Zephyrhills 2.

ERC Zephyrhills has secured:

•      A $1,200,000 mortgage loan at 11.75% interest rate has been secured by Zephyrhills 1 and Zephyrhills 2.

•      Shareholder advances: $113,000 at 12% interest rate and

•      $37,000 from the sale of shares pursuant to Regulation D

ERC Zephyrhills has secured a short term mortgage funding for $367,000 at 15% interest rate for the site.

ERC Zephyrhills has secured short term mortgage funding for $150,000 at 15% interest rate for this site.

Status	The ground has been cleared and the permits are in place for site development.	The company has not yet broken ground on this project. The rezoning application is in process.	The company has not yet broken ground on this project.
Address	39575 North Avenue, Zephyrhills, FL 33542	Adjoining land next to 39575 North Avenue, Zephyrhills, FL 33542	6042 23rd St., Zephyrhills, FL 33542
Intended Number of Units on the Property	60	58	65
Total Property Acreage	9.34 acres	9.77 acres	9.75
Approximate square foot of each manufactured home	1,375 square feet	1,375 square feet	1,375 square feet
Number of Bedrooms	3	3	3
Number of Bathrooms	2	2	2
Backyard	Yes	Yes	Yes
Parking Slab	Yes	Yes	Yes
Community Amenities	Picnic areas	Picnic areas	Picnic areas

*The company reserves the right to change the above estimated statistics if management believes it is in the best interest of the company.

The company anticipates that its revenues will come from the following activities:

•	Sale of Build-For-Rent real estate

•	Rental of Build-For-Rent real estate

The company will collect revenue upon sale of a property and recognize the revenue when the sale is made. Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

For the six-month period ended June 30, 2024 (“Interim 2024”) and the six-month period ended June 30, 2023 (“Interim 2023”), the company has had no revenues during the relevant periods.

To date, the company has had minimal operations, and capitalizes many costs, including those related to its mortgage interest and its financing activities, see “Liquidity and Capital Resources” below. Accordingly, total operating expenses were $0 and $1,371 for Interim 2024 and Interim 2023, respectively.

As a result of the foregoing, the company generated a net loss for Interim 2024 and Interim 2023 of $0 and $1,371, respectively.

Liquidity and Capital Resources

As of June 30, 2024, the company’s cash and cash equivalents totaled $484, the company also advanced ERC Parent $1,020,255 during Interim 2024.

Currently, the company is not generating a profit. Accordingly, since inception ERC Communities 1 has relied upon the cash advances from its current shareholder, ERC Parent, and management; mortgages on the properties; as well as funds raised from its Regulation A offering. The company plans to continue to try to raise additional capital through additional offerings. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

The company has traditionally received working capital to cover expenses and costs from its parent while preparing securities offerings. In 2022, the company has converted the costs to additional paid-in capital. Since then, the company has had minimal development costs while it is seeking the significant capital needed to develop the properties. The company has advanced ERC Parent funds totaling $1,020,225, $810,530, and $121,356 as of June 30, 2024, December 31, 2023, and June 30, 2023, respectively. The current balance of $1,952,141 is due and payable by December 31, 2024. The company notes that no formal agreement has been executed regarding the repayment or terms of the advance. As a result, there is a risk that the company may face uncertainty or delays in recovering the advanced amount. Additionally, the lack of formal documentation could impact the company’s financial stability and liquidity if ERC Parent fails to repay the amount in a timely manner or if unforeseen circumstances arise.

Financing Activities

For Interim 2024, the company has raised $360,421 in its Regulation A offerings from the issuance of Common Stock and Preferred Stock and in Interim 2023, the company has raised $375,350 in its Regulation A offerings from the issuance of Common Stock and Preferred Stock. The company capitalizes costs related to those offerings and the costs of financing was $297,015 for Interim 2024 and $52,453 for Interim 2023.

Indebtedness

On September 8, 2022, ERC Zephyrhills, LLC and R2R Capital – ERC Zephyrhills Lender, LLC, entered into a note payable in the amount of $1,200,000. The note is secured by the property located at Zephyrhills 1 and Zephyrhills 2. The loan is in contract to convert to a $8,500,000 note for land construction financing for the sites located at Zephyrhills 1 and Zephyrhills 2. The interest rate is prime plus 4.25%; 11.75% at December 31, 2022. The note calls for monthly interest only payments and matures March 6, 2023. Borrower was allowed to extend the maturity to March 6, 2024 by exercising two, six-month extensions. The note was once again extended to July 6, 2024. As of July 7, 2024, the loan has reached its maturity date and has been verbally extended. Accordingly, the company may be required to repay the entire outstanding principal and any accrued interest immediately. Failure to make the required payments may result in the loan being considered in default, which could lead to late fees, legal action, and potential damage to the borrower’s creditworthiness. Additionally, the lender may take steps to repossess or liquidate the assets to recover the owed amount. As of October 28, 2024 the loan has not been repaid. The outstanding balance was $1,200,000 at both Interim 2023 and Interim 2024.

During October 2024 the company received a proposal for a construction loan offer in the amount of $29 million (the “Proposed Loan”). The Proposed Loan provides debt financing for costs associated with land development and manufactured home purchases. The Proposed Loan would replace the $8,500,000 loan discussed above. However, the Proposed Loan is contingent on other factors, including but not limited to the company’s ability to raise additional funds.

On July 24, 2023, ERC Zephyrhills, LLC and Sierra Five Investments, LLC entered into a note payable in the amount of $367,000. The note is secured by the property located at Zephyrhills 3. The interest rate is 15%. The note calls for monthly payments of principal and interest in the amount of $5,000 and matures on August 1, 2026. As of June 30, 2024 the outstanding balance is $367,000.

On October 2, 2023 ERC Zephyrhills, LLC and Sierra Five, LLC entered into a note payable in the amount of $150,000. The note is secured by the property located at Zephyrhills 3. The interest rate is 15% with a $50,000 paydown on December 1, 2023. The note matured on June 30, 2024. The note is now due and payable. Accordingly, the company may be required to repay the entire outstanding principal and any accrued interest immediately. Failure to make the required payments may result in the loan being considered in default, which could lead to late fees, legal action, and potential damage to the borrower’s creditworthiness. Additionally, the lender may take steps to repossess or liquidate the assets to recover the owed amount. As of October 28, 2024 the note has not been repaid. The outstanding balance was $100,000 at Interim 2024.

As disclosed in Note 6 in the financial statements, interest on the Zephyrhills mortgages have been capitalized as development costs and are included in land on the balance sheet. The company has capitalized $69,600 and $69,600 in interest for Interim 2024 and Interim 2023, respectively.

Trends

Market Trends

The company intends to include the use of manufactured homes in its development plans, to both increase the volume of units that the company will be able to development as well as to lower the costs of eventual rents. Further, we believe the market for MHR communities is experiencing notable growth, due to several key trends listed below:

•	Affordability and housing shortage

o	Rising housing costs and a shortage of affordable housing options have increased the demand for more economical living solutions.

•	Growth in the rental market

o	The demand for rental properties has been increasing, partly due to rising home prices, stricter mortgage lending standards, and a growing preference for flexibility over homeownership.

•	Shift to suburban and exurban areas

o	Many consumers are moving away from densely populated urban areas to suburban or exurban locations where land is more available and affordable. Manufactured home rental communities can thrive in these areas, providing space and privacy without the higher costs associated with conventional homes.

•	Institutional investment

o	There's a growing interest from institutional investors in the MHR model.

•	Efficiency in construction and design

o	Advances in construction techniques for manufactured homes have improved quality, making them a more appealing option for renters. They are typically faster to build than traditional homes, with streamlined zoning and design processes, which allows companies to bring properties to market faster and at a lower cost.

•	Sustainability and Green Building

o	There is a trend towards incorporating sustainable practices into the design and construction of manufactured homes. Energy-efficient designs, sustainable building materials, and eco-friendly practices are becoming more common, attracting environmentally conscious consumers.

Ideally, these trends suggest that the market for manufactured home rental communities is set to grow, with a focus on affordability, efficient construction, and suburban expansion. We believe we are well-positioned to meet the rising demand for cost-effective rental housing, especially in markets where traditional housing remains out of reach for many consumers.

Financing Trends

The company is working on obtaining the financing to development the properties. Subsequent to June 30, 2024, a construction financing proposal was tendered to ERC Zephyrhills for $29 million, for construction of all land improvements and home purchases. The total estimated cost of development of all three sites is approximately $43 million and ERC 1 is in the process of procuring additional equity to go along with the $29 million construction financing.

At this point, it is a non-binding proposal and the proposed terms are intended for discussion purposes only. Further, next steps may be contingent on a variety of factors including but not limited to the company raising additional funds.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024, are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

ERC Communities 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

ERC Communities 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

ERC Communities 1, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2024, December 31, 2023, and June 30, 2023

UNAUDITED - NO ASSURANCE GIVEN

	June	December	June
	2024	2023	2023
ASSETS
Current assets
Cash and cash equivalents	$484	$205	$102,703
Property, plant and equipment
Land	2,588,467	2,490,473	1,802,098
Construction-in-progress	827,189	827,189	674,089
Total property, pland and equipment	3,415,656	3,317,662	2,476,187
Other assets
Advances to ERC Communities, Inc. (parent company)	1,020,225	810,530	121,356
TOTAL ASSETS	$4,436,365	$4,128,397	$2,700,246

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Current liabilities
Notes payable, current portion	$1,305,576	$1,305,576	$-
Non-current Liabilities
Notes payable, long-term portion	361,424	361,424	1,200,000
TOTAL LIABILITIES	1,667,000	1,667,000	1,200,000

Shareholders' equity
Common stock, Class A: 134,000,000 shares authorized, $0.00001 par, 384,362, 238,086 and 35,020 shares issued and outstanding, respectively	4	2	-
Common stock, Class B: 16,000,000 shares authorized, $0.00001 par, 16,000,000 shares issued and outstanding	160	160	160
Additional paid-in capital	3,458,045	3,099,319	2,006,398
Preferred stock, Class A: 8,333,333 shares authorized, 134,799, 137,838, and 137,838 shares issued and outstanding, respectively	1,158,894	1,157,201	1,157,201
Preferred stock, other: 41,666,667 shares authorized, no shares issued and outstanding	-	-	-
Retained deficit, net of distributions	(1,847,738)	(1,795,285)	(1,663,513)
TOTAL STOCKHOLDERS' EQUITY	2,769,365	2,461,397	1,500,246
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,436,365	$4,128,397	$2,700,246

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

	2024	2023
Revenues	$-	$-
Cost of revenues	-	-
Gross profit	-	-
Operating expenses
Advertising and marketing	-	-
Salaries
Operational	-	-
Corporate	-	-
Property lease and affiliated costs	-	-
Equipment and repairs	-	-
Utilities and telephone	-	-
Insurance	-	-
Professional fees	-	-
Property and local taxes	-	-
Other selling, general and administrative	-	1,371
Total operating expenses	-	1,371
Operating loss	-	(1,371)
Other expenses
Interest expense	-	-
Total other expenses	-	-
Net loss	-	(1,371)
Dividends on preferred stock	-	36,305
Net loss applicable to common stockholders	$-	$(37,676)

Basic loss per common share	$-	$(0.00235)
Diluted loss per common share	$-	$(0.00234)

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

										Retained
	Class A		Class B			Class A		Other		Earnings,	Total
	Common Stock		Common Stock		Additional	Preferred Stock		Preferred Stock		Net of	Stockholders'
	Shares	Value	Shares	Value	Paid-in Capital	Shares	Value	Shares	Value	Distributions	Equity (Deficit)
Balance as of December 31, 2022	-	$-	16,000,000	$160	$1,931,398	90,672	$673,010	-	$-	$(1,328,822)	$1,275,746
Share issuance	35,020	-	-	-	75,000	47,166	484,191	-	-	-	559,191
Contributed capital	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(1,371)	(1,371)
Reg A share sale costs	-	-	-	-	-	-	-	-	-	(297,015)	(297,015)
Dividends	-	-	-	-	-	-	-	-	-	(36,305)	(36,305)
Balance as of June 30, 2023	35,020	-	16,000,000	160	2,006,398	137,838	1,157,201	-	-	(1,663,513)	1,500,246
Share issuance	203,066	2	-	-	1,092,921	-	-	-	-	-	1,092,923
Net loss	-	-	-	-	-	-	-	-	-	(560)	(560)
Reg A share sale costs	-	-	-	-	-	-	-	-	-	(131,212)	(131,212)
Dividends	-	-	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2023	238,086	$2	16,000,000	$160	$3,099,319	137,838	$1,157,201	-	$-	$(1,795,285)	$2,461,397
Share issuance	137,087	2	-	-	300,419	6,150	60,000	-	-	-	360,421
Preferred Class A converted to Common Class A	9,189	-	-	-	58,307	(9,189)	(58,307)	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-
Reg A share sale costs	-	-	-	-	-	-	-	-	-	(52,453)	(52,453)
Dividends	-	-	-	-	-	-	-	-	-	-	-
Balance as of June 30, 2024	384,362	$4	$16,000,000	$160	$3,458,045	134,799	$1,158,894	$-	$-	$(1,847,738)	$2,769,365

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

	2024	2023
Cash Flows from Operating Activities
Net loss	$-	$(1,371)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities	-	-
Net cash used in operating activities	-	(1,371)

Cash Flows from Investing Activities
Property, plant and equipment acquisitions	(97,994)	(187,999)

Cash Flows from Financing Activities
Advances (to) from ERC Communities, Inc. (parent company)	(209,695)	(121,356)
Issuance of common stock	300,421	75,000
Issuance of preferred stock	60,000	484,191
Dividends	-	(36,305)
Reg A share sale costs	(52,453)	(297,015)
Net cash provided by financing activities	98,273	104,515
Net Change In Cash and Cash Equivalents	279	(84,855)
Cash and Cash Equivalents, Beginning of Period	205	187,558
Cash and Cash Equivalents, End of Period	$484	$102,703

Non-cash Activity:
Conversion of Preferred Stock Class A to Common Stock Class A	$58,307	$-

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidating Balance Sheets

As of June 30, 2024, December 31, 2023, and June 30, 2023

UNAUDITED - NO ASSURANCE GIVEN

	ERC	ERC			Consolidated
	Communities 1,	Zephyrhills,			June	December	June
	Inc.	LLC	Combined	Eliminations	2024	2023	2023
ASSETS
Current assets
Cash and cash equivalents	$293	$191	$484	$-	$484	$205	$102,703
Property, plant and equipment
Land	-	2,588,467	2,588,467	-	2,588,467	2,490,473	1,802,098
Construction-in-progress	-	827,189	827,189	-	827,189	827,189	674,089
Total property, pland and equipment	-	3,415,656	3,415,656	-	3,415,656	3,317,662	2,476,187
Other assets
Other assets	-	-	-	-	-	-	-
Advances from ERC Communities, Inc. (parent company)	1,020,225	-	1,020,225		1,020,225	810,530	121,356
Intercompany advances	1,749,437	-	1,749,437	(1,749,437)	-	-	-
Total other assets	2,769,662	-	2,769,662	(1,749,437)	1,020,225	810,530	121,356
TOTAL ASSETS	$2,769,955	$3,415,847	$6,185,802	$(1,749,437)	$4,436,365	$4,128,397	$2,700,246

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$1,305,576	$1,305,576	$-	$1,305,576	$1,305,576	$-
Non-current Liabilities
Notes payable, long-term portion	-	361,424	361,424	-	361,424	361,424	1,200,000
Intercompany advances	-	1,749,437	1,749,437	(1,749,437)	-	-	-
Total non-current liabilities	-	2,110,861	2,110,861	(1,749,437)	361,424	361,424	1,200,000
TOTAL LIABILITIES	-	3,416,437	3,416,437	(1,749,437)	1,667,000	1,667,000	1,200,000
Equity
Member equity	-	(590)	(590)	590	-	-	-
Common stock, Class A	4	-	4	-	4	2	-
Common stock, Class B	160	-	160	-	160	160	160
Additional paid-in capital	3,458,045	-	3,458,045	-	3,458,045	3,099,319	2,006,398
Preferred stock, Class A	1,158,894	-	1,158,894	-	1,158,894	1,157,201	1,157,201
Preferred stock, other	-	-	-	-	-	-	-
Retained earnings	(1,847,148)	-	(1,847,148)	(590)	(1,847,738)	(1,795,285)	(1,663,513)
TOTAL EQUITY	2,769,955	(590)	2,769,365	-	2,769,365	2,461,397	1,500,246
TOTAL LIABILITIES AND EQUITY	$2,769,955	$3,415,847	$6,185,802	$(1,749,437)	$4,436,365	$4,128,397	$2,700,246

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidating Statement of Operations

For the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

	ERC	ERC
	Communities 1,	Zephyrhills,			Consolidated
	Inc.	LLC	Combined	Eliminations	2024	2023
Revenues	$-	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses
Advertising and marketing	-	-	-	-	-	-
Salaries
Operational	-	-	-	-	-	-
Corporate	-	-	-	-	-	-
Property lease and affiliated costs	-	-	-	-	-	-
Equipment and repairs	-	-	-	-	-	-
Utilities and telephone	-	-	-	-	-	-
Insurance	-	-	-	-	-	-
Professional fees	-	-	-	-	-	-
Property and local taxes	-	-	-	-	-	-
Other selling, general and administrative	-	-	-	-	-	1,371
Total operating expenses	-	-	-	-	-	1,371
Operating income (loss)	-	-	-	-	-	(1,371)
Other expenses
Interest expense	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,371)
Dividends on preferred stock	-	-	-	-	-	36,304
Net loss applicable to common stockholders	$-	$-	$-	$-	$-	$(37,675)

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of June 30, 2024

UNAUDITED – NO ASSURANCE GIVEN

NOTE 1 - NATURE OF OPERATIONS

ERC Communities 1, Inc. (which may be referred to as “ERC 1”, the “Company,” “we,” “us,” or “our”) is an early-stage company devoted to the development of residential real estate in the Florida area of the United States. The Company incorporated in 2018 in the state of Delaware.

ERC 1 has previously sold shares of its Preferred Stock under an offering statement qualified under Regulation A (“Reg A”). As of June 30, 2024 holders of our Preferred Stock owned 134,799 convertible preferred shares, which can be converted on a one-to-one basis for common shares, at any time. ERC 1 currently sells common shares through Reg A.

In July 2020 ERC 1 formed a limited liability company – ERC Zephyrhills, LLC, a Florida limited liability company (“Zephyrhills”) which now owns three parcels for development – a 60-unit site was acquired in August 2020, an adjacent 60-unit site was acquired in September 2022, and an adjacent 65-unit site was acquired in July 2023.

There currently exists a $1,200,000 mortgage on the first two sites. Additionally, there exists additional mortgage financing of $467,000 on the third adjacent 65-unit site. Subsequent to June 30, 2024, a construction financing proposal was tendered to ERC Zephyrhills for $29 million, for construction of all land improvements and home purchases. The total estimated cost of development of all three sites is approximately $43 million and ERC 1 is in the process of procuring equity to go along with the $29 million construction financing.

Since inception, the Company has relied on advances from affiliates to fund its operations. As of December 31, 2023, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note below). During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2024 the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of currency held in the Company’s checking account. As of June 30, 2024 the Company had Cash and Cash Equivalents of $484.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2024 the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of June 30, 2024 the Company had no depreciable assets. Therefore, no depreciation expense is reported in the financial statements.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2024, the Company’s assets include land for development (including capitalized carrying costs) and construction-in-process.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, accrued expenses for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. Due to its startup position, no tax benefits have been recorded to reflect net operating loss carry forwards. When the Company becomes profitable, the tax loss benefit will be recorded.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2024 no accruals were needed for uncertain tax positions.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

Since inception, the Company adopted ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company implemented ASU No. 2016-02 for lease accounting in 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising. As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved in any litigations. Mortgages described in Note 1 are now due and payable, planned for payoff with the afore-mentioned $29 million financing. Should such financing fail to fund, ERC 1 would need to obtain replacement financing, the failure of which could cause litigations to ensue.

NOTE 5 – EQUITY

The Company has authorized 134,000,000 shares of Class A Common Stock and 16,000,000 shares of Class B Common Stock, each with a par value of $0.00001 per share. As of June 30, 2024, December 31, 2023, and June 30, 2023 there were 384,362, 238,086 and 35,020 shares, respectively, of Class A common stock issued and outstanding; all Class B common stock is issued, outstanding; 15,200,000 shares are held by ERC, the Company’s parent company, and 800,000 shares are held by KHBH, LLC, a Kevin Harrington TV affiliate (see Note 9 for further details). In 2022 ERC contributed $1,931,398 to ERC 1 that is included in Additional Paid-in Capital. The Company has authorized 50,000,000 shares of preferred stock, of which 8,333,333 shares are designated as Class A preferred stock which is convertible into Class A Common Stock.  As of June 30, 2024, December 31, 2023, and June 30, 2023, 134,799, 137,838 and 137,838 shares, respectively, of Class A Preferred Stock have been issued.  The company is offering to sell up to 8,333,333 shares of Class A Preferred Stock as part of a Regulation A offering (discussed more below). In the six months ended June 30, 2024 holders of Class A preferred shares converted 9,189 shares to 9,189 shares of Class A common shares.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the Amended and Restated Certificate of Incorporation.

NOTE 6 – NOTES PAYABLE

Notes payable at June 30, 2024, December 31, 2023, and June 30, 2023 consist of the following debt instruments.

	June 30,	December 31,	June 30,
	2024	2023	2023
Zephyrhills - Note payable, secured by a mortgage on land with an interest rate of prime plus 4.25%; 12.75% at December 31, 2023. The note calls for monthly interest only payments with an original maturity of March 6, 2023, which matured July 6, 2024 and is now due and payable	$1,200,000	$1,200,000	$1,200,000

Zephyrhills - Note payable secured by a mortgage on land with an interest rate of 15.00%. The note calls for monthly payments of principal and interest of $5,000 and matures on August 1, 2026.	367,000	367,000	-

Zephyrhills - Note payable, unsecured with an interest rate of 15%. The note calls for monthly interest only payments with an original maturity of June 30, 2024, which matured June 30, 2024 and is now due and payable	100,000	100,000	-
Total	$1,667,000	$1,667,000	$1,200,000

As of June 30, 2024, following are the principal payments due, in each of the next five years:

2024	$1,305,576
2025	6,471
2026	354,953
2027	-
2028	-
Thereafter	-
Total	$1,667,000

Interest on the Zephyrhills mortgages has been capitalized as development costs and is included in Land on the balance sheet. For each of the six month periods ended June 30, 2024 and 2023, capitalized interest totaled $69,600.

NOTE 7 – RELATED PARY TRANSACTIONS

The Company has made advances to ERC, its parent Company, totaling $1,020,225, $810,530, and $121,356 as of June 30, 2024, December 31, 2023, and June 30, 2023, respectively. The current balance is due and payable by December 31, 2024.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began in 2018 and has limited operating history. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – CAPITAL ADVISOR AGREEMENTS & ADVERTISER SHARE SALES

Capital Advisor Agreements

The Company is party to seven capital advisor, marketing, and financial consulting agreements with:

◦	Sienna Capital Partners, mortgage bankers for construction and permanent mortgage debt (since 2021).

◦	Dealmaker Reach, Reg A marketing advisors.

◦	Domani Capital, LLC, equity capital advisors.

◦	Wallachbeth Capital, LLC, equity capital advisors.

◦	Elrock Capital, debt and equity capital advisors.

◦	Kelson Capital, LLC, equity capital advisors.

◦	Genesis Capital, debt providers.

Domani Capital, LLC was paid $28,400 from January 1, 2024 through June 30, 2024. All other advisors are to be paid on a “success – fee” basis and have not been paid any fees during this same time period.

Advertiser Share Sales

KHBH, LLC a Kevin Harrington TV affiliate, acquired 800,000 Class B common shares, at par, from ERC during the first quarter of 2024. After the transaction ERC owns 15,200,000 Class B common shares. Kevin Harrington TV advises the Company on marketing, internet, social media, and public relations. Mr. Harrington is a paid advertiser for Reg A share sales.

NOTE 10 – SUBSEQUENT EVENTS

Construction Financing Proposal

Subsequent to June 30, 2024, a construction financing proposal was tendered to ERC Zephyrhills for $29 million, for construction of all land improvements and home purchases. The total estimated cost of development of all three sites is approximately $43 million and ERC 1 is in the process of procuring equity to go along with the $29 million construction financing.

Note Payable

As of the date of issue for these financial statements, the $1,200,000 mortgage payable and the $100,000 unsecured note payable have matured and are now due and payable. These loans are expected to be paid off by the $29 million construction financing, discussed above.

Management’s Evaluation

Management has evaluated subsequent events through the date these financial statements were issued.  Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements of June 30, 2024.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, in each case as indicated below.

2.1	Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated October 4, 2021(2)
2.4	Certificate of Designations of Class B Preferred Stock and Series A Participating Equity, dated October 4, 2021(2)
2.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated March 3, 2022(2)
2.6	Bylaws (1)
6.1	Management Services Agreement between ERC Homebuilders 1, Inc. and ERC Homebuilders, Inc. effective as of August 5, 2019 (1)
6.2	Agreement of Sale and Purchase dated August 5, 2021(2)
6.3	Promissory Note dated September 8, 2022, between ERC Zephyrhills, LLC and R2R Capital – ERC Zephyrhills Lender, LLC, in the amount of $1,200,000 (1)
6.4	Promissory Note with Sierra Five Investments LLC, dated July 24, 2023 in the amount of $367,000(3)

(1) Filed as an exhibit to the ERC Communities 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987).

(2) Filed as an exhibit to the ERC Communities 1, Inc. Form 1-K/A dated May 1, 2023 (Commission File No. 24R-0027).

(3) Filed as an exhibit to ERC Communities 1, Inc. Form 1-SA dated September 27, 2023 (Commission File No. 24R-0027).

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on October 28, 2024.

ERC Communities 1, Inc.

/s/ Gerald Ellenburg
By Gerald Ellenburg
CEO of ERC Communities 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg
Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer
Date: October 28, 2024